Resolution Expanding the Board of Directors of
                     Window Rock Capital Corporation


	The Board of Directors of Window Rock Capital Corporation hereby resolves to expand the Board of Directors of Window Rock Capital Corporation from three seats to five seats and appoint the following individuals to the two new Board of Directors seats:

	1.  Mr. Brian R. Collins of Victoria, British Columbia
	2.  Mr. Joseph Curci of Hollywood, Florida


Dated Thursday, June 22, 2005.

				By: /s/ Charles R. Shirley
				Charles R. Shirley, Chairman



				By: /s/ Jack "Jie" Guo
				Jack "Jie" Guo



				By: /s/ Steven Fung
				Steven Fung